June 18, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
WASHINGTON, D.C. 20549

Attn:    Martin James
 Senior Assistant Chief Accountant

RE:      Intersil Corporation
Form 10-K for Fiscal Year Ended December 30, 2011
Filed February 24, 2012
File No. 000-29617

Ladies and Gentlemen:

Intersil Corporation (“Intersil” or “we”), a Delaware corporation, is filing via EDGAR today, our responses to written comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the ”Commission”) on June 12, 2012 (the “Written Comments”).

For the convenience of the Staff, each of the Written Comments is transcribed in bold italics prior to our response.

Form 10-K for the Fiscal Year Ended December 30, 2011

Item 8. Financial Statements

Note 9. Goodwill and Purchased Intangibles, page 61

1. Your response to prior comment 3 indicates that you would record any required impairment loss as a result of your testing during the fourth quarter even though your test is as of a date in the third quarter. It appears that you should record any impairment loss in the quarter which includes your testing date. Please explain how you considered ASC 350-20-35-28.

Response:
We agree and note that the date of testing was reported as September 30, 2011, which is the last day of the third quarter, in our Annual Report on Form 10-K for the fiscal year ended December 30, 2011 and our response to question #3 of your letter dated May 30, 2012.  Upon further inspection of previous years' disclosures, our accounting policy and our historical practice for testing goodwill for impairment, the measurement date used to test goodwill for impairment is the first day of our fourth quarter.  We will reflect in future filings that we perform our annual testing as of the first day of our fourth quarter.  In 2011, 2010 and 2009, we recorded no impairment of goodwill based on our testing.  The fair value of the reporting units was significantly in excess of the carrying value as of the dates at which we performed the tests.

Note 10. Income Taxes, page 62

2. To further clarify your response to prior comment 4, please tell us whether you will disclose the cumulative amount of the temporary difference (i.e., cumulative undistributed earnings) in future filings in accordance with ASC 740-30-50-2(b). Your response only appears to address the deferred tax liability.

Response:
We will disclose the cumulative amount of the temporary difference (i.e., cumulative undistributed earnings) in future filings in accordance with Accounting Standards Codification 740-30-50-2(b).

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (408) 546-3456. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Jonathan A. Kennedy
Jonathan A. Kennedy Chief Financial Officer